

Mail Stop 7010

March 19, 2007

via U.S. mail and facsimile

Mr. Patrick J. Dyson
Chief Financial Officer
Spear & Jackson, Inc.
12012 Southshore Boulevard, Suite 103
Wellington, FL 33414

> **RE: Spear & Jackson, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed January 16, 2007**
> **File No. 000-32013**

Dear Mr. Dyson:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Consolidated Financial Data, page 27

1. In future filings, please include total assets in your selected consolidated financial data. Refer to Item 301(b)(2) of Regulation S-K.

Report of the Independent Registered Public Accounting Firm, page F-1

2. The audit firm Chantrey Vellacott DFK LLP is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB

Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Chantrey Vellacott DFK LLP until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Chantrey Vellacott DFK LLP should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5300) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Chantrey Vellacott DFK LLP's plans to complete this process.

Consolidated Statements of Operations, page F-2

3. Please tell us how you determined that the following items presented as unusual or infrequent in your statement of operations meet the criteria in paragraph 26 of APB 30. Specifically, we note the following:
    - Gain on sale of land and buildings should be presented in operating (loss) income. Refer to paragraph 45 of SFAS 144.
    - Manufacturing and other reorganization costs should be presented in operating (loss) income. Refer to paragraph 18 of SFAS 146.

    Please advise or revise. If you determine these items should be reclassified into operating (loss) income, please revise your statement of operations in future filings. In addition, please revise your MD&A discussion that references unusual or infrequent items and your disclosures in Note 4.

Note 5 – Discontinued Operations, page F-19

4. We note your disclosure that on February 28, 2006, you sold certain assets associated with your thread gauge measuring business. We further note your disclosure on page 10 that your Moore & Wright business has a core product range that principally includes low technology measuring tools and hand held gauges for checking the threads, diameters and tapers of machined components. Please tell us if you are completely removed from the thread gauge measuring product line or rather you shifted production to another one of your divisions. As

Mr. Patrick J. Dyson
Spear & Jackson, Inc.
March 19, 2007
Page 3

such, please tell us how your sale of certain assets associated with your thread gauge measuring business meets the criteria of a discontinued operation under paragraph 41 of SFAS 144.

Exhibit 31.1 and 31.2

5. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief